EXHIBIT 4.11.1

SUPPLEMENT

to the Annex to State license MTK No. DS 0000317 issued to Limited Liability

Partnership KaR-Tel for Entrepreneurship Activities Involving Provision of GSM

Cellular Communications Services

Add the following clauses to Chapter 2:

2.10 The Licensee shall maintain electronic records on the company’s subscribers, including pre-paid packages, as well as the records of all outgoing and incoming subscriber calls (date, time, duration of calls).

When selling subscriber numbers and pre-paid packages the Licensee shall conclude contracts for the provision of communication services, such contract to contain the following mandatory items:

•	subscriber’s personal details (name, subscriber number, passport data or details of a legal entity, address, TRN);

•	obligatory re-registration of subscriber numbers to a new owner when the number is sold;

•	warning on blocking of the subscriber number in case of avoidance of the number registration to a new owner.

2.11 The Licensee pursuant to the applicable legislation of the Republic of Kazakhstan, upon demand of competent bodies engaging in search and detection activities shall provide information on the company’s subscribers (name, subscriber number, passport data or details of a legal entity, address, TRN) and information on outgoing and incoming subscriber calls (date, time, duration of calls), and if necessary, provide a remote access to the electronic database of the company’s subscribers.

Acting Chairman of the Agency

for Information Technologies and Communications

of the Republic of Kazakhstan [signature]	A. Zhumagaliev